Exhibit 99.1

iQIYI Announces Change in Executive Leadership

BEIJING, January 25, 2022 -- iQIYI, Inc. (Nasdaq: IQ) (“iQIYI” or the “Company”), an innovative market-leading online entertainment service in China, today announced that Mr. Xiaodong Wang has retired from his position as Chief Financial Officer, effective today, due to personal reasons. The Company has appointed Mr. Jun Wang to succeed Mr. Xiaodong Wang as the new Chief Financial Officer. Mr. Xiaodong Wang will continue on as an advisor to iQIYI to ensure a smooth transition, through April 30, 2022.

“I am grateful to Xiaodong for his almost a decade of service. Xiaodong’s expertise and leadership have helped us build a talented finance organization and reliable financial reporting system that underpin iQIYI’s growth. On behalf of the Company and management team, I thank Xiaodong for his contributions and wish him all the best,” said Dr. Yu Gong, Director and Chief Executive Officer of the Company. “Also, I would like to welcome Jun to our executive team. Jun has supported our IPO and various post-IPO financing transactions, and is familiar with our business and financial conditions. I look forward to working with Jun in his new capacity, as we continue to unleash our potential in the future.”

“It has been my honor to serve as iQIYI Chief Financial Officer and to witness its rapid growth in the past years,” said Mr. Xiaodong Wang. “I give my best wishes to iQIYI and hope it will continue to succeed.”

“I am deeply humbled and it is an absolute privilege to serve iQIYI as its Chief Financial Officer,” said Mr. Jun Wang. “I am familiar with the management team and looking forward to working with everyone at the Company to achieve iQIYI’s vision for the future.”

Mr. Jun Wang has been engaged by the Company since January 2018 to advice on major capital market transactions, where he had opportunities to work closely with iQIYI’s management team. Prior to that, he served as a partner of Waterwood Group Limited (水木集團有限公司), a private equity firm, from December 2015 to October 2017. From June 2014 to August 2015, he served as a managing director of TBP Consulting (Hong Kong) Limited. From July 2008 to June 2014, he worked at J.P. Morgan Securities (Asia Pacific) Limited with his last position being the vice president of investment banking, and was experienced in U.S. and Hong Kong IPOs, ratings and bond offerings, as well as cross-border M&A transactions. Mr. Wang obtained a bachelor’s degree in English from Tsinghua University (清華大學) in July 2000 and a master’s degree in business administration from the University of Chicago in June 2008. Mr. Wang has more than 10 years of experience in corporate finance and investment.

About iQIYI, Inc.

iQIYI, Inc. is an innovative market-leading online entertainment service in China. Its corporate DNA combines creative talent with technology, fostering an environment for continuous innovation and the production of blockbuster content. iQIYI’s platform features highly popular original content, as well as a comprehensive library of other professionally-produced content, professional user generated content and user-generated content. The Company distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. iQIYI attracts a massive user base with tremendous user engagement, and has developed a diversified monetization model including membership services, online advertising services, content distribution, online games, live broadcasting, IP licensing, talent agency, online literature, etc.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. iQIYI may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about iQIYI's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, further information regarding which is included in the Company's filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and iQIYI undertakes no duty to update such information, except as required under applicable law.

For further information, please contact:

Investor Relations
iQIYI, Inc.
+ 86 10 8264 6585
ir@qiyi.com